UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2011, as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 30, 2012 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F. In this document, “PEMEX” refers to Petróleos Mexicanos, to Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (which we refer to collectively as the subsidiary entities), and to the subsidiary companies listed in note 3(b) to the 2011 audited consolidated financial statements included in the Form 20-F. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated December 23, 2011, relating to its U.S. $22,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On October 5, 2012, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 12.7054 = U.S. $1.00.

Information on the Company

Investment in Repsol

We hold investments in shares of Repsol YPF, S.A. (which we refer to as Repsol), as described under “Item 4—Information on the Company—PEMEX Corporate Matters—Investment in Repsol” and “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Instruments Entered Into for Trading Purposes” in the Form 20-F.

As described in Note 8 to our consolidated financial statements in the Form 20-F, we recorded the 57,204,240 Repsol shares acquired by P.M.I. Holdings, B.V. during 2011 as an “available-for-sale investment” and valued our investment in these shares, as of December 31, 2011, at approximately U.S. $1.765 billion. The market value of Repsol shares traded on the Bolsa de Madrid (Madrid Stock Exchange) has decreased approximately 38.5% since the end of 2011, from a closing price of €23.74 per share on December 30, 2011 to a closing price of €14.60 per share on October 9, 2012. The unrealized loss on our investment in Respol shares continues to be presented as part of other comprehensive result. A sustained decline in the fair value of these Respol shares may indicate an impairment that would require the loss to be recorded in earnings. As of the date of this report, we are in the process of evaluating the impact the expropriation of Repsol’s YPF shares will have on our investment in Repsol.

PEMEX’s Internal Monitoring

On September 18, 2012, there was an explosion and fire at a natural gas facility located in Burgos, Tamaulipas in northern Mexico. As a result of the explosion and fire, 30 people died, 46 people were injured and the facility was severely damaged. The accident occurred when one of the measurement pipelines exploded and the gas ignited. Operations at the facility have been suspended since this incident and will not resume until certain modifications and repairs of the station are completed, which we expect will take several weeks. Immediately following this accident, Pemex-Exploration and Production temporarily shut down wells that utilized the affected pipeline; these wells constituted 2,462 of the 3,189 wells that were producing natural gas in this region before the accident. Most of the wells that were shut down following the accident have since resumed production. We estimate that following the accident, a total of approximately 712.3 million cubic feet of natural gas was not extracted as a result of our inability to access the pipelines necessary for its transportation. The cause and the environmental consequences of the explosion are being investigated.

Transportation and Distribution

On June 1, 2012, we signed a letter of intent with the Ministry of Navy of Mexico for the construction by the Mexican Navy of tugboats, barges and other vessels for our fleet. This agreement is part of our strategy to promote the development of Mexican shipyards in order to strengthen the Mexican shipbuilding industry.

On September 27, 2012, we announced a plan for the renewal and modernization of our fleet, which will involve the acquisition of approximately 122 vessels at an estimated cost of approximately U.S. $840 million. This plan will be implemented through five different stages from 2013 to 2018, the first of which began in August 2012.

Liquidity and Capital Resources

Recent Financing Activities

During the period from May 1, 2012 to September 30, 2012, PEMEX participated in the following financings:

•

On June 26, 2012, Petróleos Mexicanos issued U.S. $1,750,000,000 of its 5.50% Bonds due 2044. The bonds were issued under Petróleos Mexicanos’ U.S. $22,000,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

•

On July 6, 2012, Petróleos Mexicanos issued two series of notes in the amount of U.S. $400,000,000 each, which bear interest at a semi-annual fixed rate of 2.0% and 1.95%, respectively, and mature in December 2022. The notes are guaranteed by Export-Import Bank of the United States.

•	On July 18, 2012, Petróleos Mexicanos obtained a bilateral export credit agency loan for U.S. $300,000,000, which bears interest at a fixed rate of 1.5% annually and matures in July 2017.

•

On July 26, 2012, Petróleos Mexicanos issued U.S. $400,000,000 of notes maturing December 2022, which bear interest at a semi-annual fixed rate of 1.70%. The notes are guaranteed by Export-Import Bank of the United States.

•	From May 1 to September 30, 2012, P.M.I. Trading Ltd. obtained and repaid U.S. $40,000,000 from its revolving credit line.

•	Between May 1, 2012 and September 30, 2012, P.M.I. Holdings B.V. obtained U.S. $5,900,000,000 from its revolving credit line and repaid U.S. $5,685,000,000.

Directors, Senior Management and Employees

Recent Appointments

On May 30, 2012, Mr. Agustín Castro Pérez was appointed Corporate Director of Management of Petróleos Mexicanos, replacing the Acting Corporate Director of Management of Petróleos Mexicanos, Mr. Marco Antonio Murillo Soberanis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ MAURICIO ALAZRAKI PFEFFER
Mauricio Alazraki Pfeffer
Managing Director of Treasury

Date: October 12, 2012

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.